Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM’S STRONG MOMENTUM CONTINUES:
 Q1 2010 REVENUES UP 120% YEAR-OVER-YEAR TO $4.4M WITH NON-GAAP EPS OF $0.05
-    Sales Rising In Wake of Smart Phone-Driven Network Challenges   -

TEL-AVIV, Israel – April 26, 2010— RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced its unaudited financial results for the first quarter ended March 31, 2010.

Financial Results
Revenues for the first quarter of 2010 were $4.4 million, a 120% increase compared with $2.0 million for the first quarter of 2009, and a 5% increase compared with $4.2 million for the fourth quarter of 2009. The Company also achieved strong bookings for the quarter.

Net income for the quarter according to U.S. generally accepted accounting principles (GAAP) was $51,000, or $0.01 per ordinary share (basic and diluted) compared to a net loss of $(1.5) million, or $(0.30) per ordinary share (basic and diluted), for the first quarter of 2009, and net income of $102,000, or $0.02 per share (basic and diluted), for the fourth quarter of 2009. Net income was impacted by a $200,000 financial expense which derived from the mark-to-market of outstanding warrants, an activity triggered by the significant appreciation of RADCOM’s share price during the quarter.

To provide investors with insight into the Company’s underlying operating results, financial results are also being presented on a non-GAAP basis excluding share-based compensation expenses and change in fair value of warrants from all periods. According to this non-GAAP basis, the Company recorded net income of $284,000, or $0.05 per ordinary share (diluted) for the first quarter of 2010, compared with a net loss of $(1.4) million, or $(0.27) per ordinary share (diluted) for the first quarter of 2009. This represented a 16% increase compared with the Company’s net income for the fourth quarter of 2009, which totaled $245,000, or $0.05 per ordinary share (diluted).

Comments of Management
Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “We are very pleased to report another period of strong positive momentum in line with our work plan. During the quarter, we delivered another sequential increase in revenues and non-GAAP profits, while also achieving strong bookings that enhanced an already healthy backlog.”

Mr. Ripstein continued, “Demand for our solutions is increasing, primarily due to rising usage of smart phone devices, like the iPhone, and its effect on network performance. In this environment, operators are investing in RADCOM solutions. Our optimization tools decrease the need for operators to make substantial additional capital expenditures while still enabling them to maintain the same high level of customer service and satisfaction.”

Mr. Ripstein concluded, “We believe this positive momentum confirms our long-term strategies and our ‘read’ of the market. With rising demand, a healthy backlog, a growing list of top-tier reference accounts and market-leading solutions, we feel well-positioned to generate further growth in 2010.”

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About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release.  These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with ASC Topic 718 and change in fair value of warrants that has been expensed in accordance with ASC 815-40, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period.  These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations

(1000's of U.S. dollars, except per share data)

	Three months ended March 31,
	2010	2009
	(unaudited)	(unaudited)

Sales (1)	$4,438	$2,018
Cost of sales	1,502	790
Gross profit	2,936	1,228
Research and development, gross	1,048	1,062
Less - royalty-bearing participation	419	400
Research and development, net	629	662
Sales and marketing	1,501	1,514
General and administrative	414	416
Total operating expenses	2,544	2,592
Operating income (loss)	392	(1,364)
Financing loss, net	(341)	(137)
Net income (loss)	51	(1,501)
Net income (loss) per ordinary share (basic and diluted)	$0.01	$(0.30)
Weighted average number of ordinary shares used in computing basic net (loss) income per ordinary share	5,087,209	5,081,426
Weighted average number of ordinary shares used in computing diluted net (loss) income per ordinary share	5,285,455	5,081,426

(1) The Company elected to adopt ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements." This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements that are "essential to the functionality," and scopes these products out of previous software revenue guidance. The Company also elected to adopt ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements." This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, and measuring and allocating arrangement consideration to one or more units of accounting. The Company has elected early adoption of these standards, beginning January 1, 2010. Had the Company adopted these standards in Q1 2009 it would not have had a material effect on the Company’s condensed consolidated financial statements for that period.

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2010	2009
	(unaudited)	(unaudited)

GAAP net income (loss)	$51	$(1,501)
Stock-based compensation (1)	33	87
Change in fair value of warrants	200	21
Non-GAAP net income (loss)	$284	$(1,393)
Non-GAAP earnings (losses) per share (diluted)	$0.05	$(0.27)

Number of shares used in computing Non-GAAP earnings (losses) per share (diluted)	5,285,455	5,081,426

(1) Stock-based compensation:
Cost of sales	2	3
Research and development	4	23
Selling and marketing	5	31
General and administrative	22	30
	33	87

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	March 31, 2010	December 31, 2009
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	2,142	3,274
Trade receivables, net	4,795	3,610
Inventories	2,635	2,879
Other current assets	916	607
Total Current Assets	10,488	10,370

Severence Pay Fund	2,457	2,495

Property and equipment, net	479	575

Total Assets	13,424	13,440

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,327	1,117
Deferred revenue	811	478
Current maturities of long-term loan	510	1,022
Other payables and accrued expenses	4,444	4,781
Total Current Liabilities	7,092	7,398

Long-Term Liabilities
Deferred revenue	249	85
Long-term loan net of current maturities	43	170
Warrants related to long term loan	448	248
Accrued severance pay	2,867	2,899
Total Long-Term Liabilities	3,607	3,402

Total Liabilities	10,699	10,800

Shareholders' Equity
Share capital	178	177
Additional paid-in capital	51,577	51,544
Accumulated deficit	(49,030)	(49,081)
Total Shareholders' Equity	2,725	2,640

Total Liabilities and Shareholders' Equity	13,424	13,440